FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



Item 7.01. Regulation FD Disclosure.

This Form 8-K contains slides in Exhibit 99 pertaining to the financial results of HSBC Finance Corporation for the six months ended June 30, 2007.

Paste the following link into your web browser to download the PDF document related to this announcement:

http://www.rns-pdf.londonstockexchange.com/rns/0925b_-2007-7-30.pdf

The information included in the slides with respect to HSBC Finance Corporation is presented on an International Financial Reporting Standards ("IFRSs") Management Basis. IFRS is comprised of accounting standards issued by the International Accounting Standards Board and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee and its predecessor body. IFRS Management Basis results are IFRS results that assume that mortgage and private label receivables transferred to HSBC Bank USA, N.A., an affiliate of HSBC Finance Corporation, have not been sold and remain on the HSBC Finance Corporation balance sheet.

HSBC Finance Corporation has filed its Quarterly Report on Form 10-Q for the period ended June 30, 2007 contemporaneously with this Form 8-K. The Form 10-Q is prepared on a U.S. GAAP basis with segment results prepared on an IFRS Management Basis.


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 July, 2007